31 October 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC

Total Voting Rights

Reed Elsevier PLC’s capital as at 31 October 2007 consists of 1,304, 585,528, ordinary shares of 12.5p each. Reed Elsevier PLC holds 35,846,500 ordinary shares in Treasury. Therefore, the total number of voting rights in Reed Elsevier PLC is 1,268,739,028.

The above figure 1,268,739,028 may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

Margaret Woods 020 7930 7077
Assistant Company Secretary
Reed Elsevier PLC